CODA Markets, Inc.
Statement of Financial Condition and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

December 31, 2023

Files as public information pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.

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SEC FILE NUMBER
8-47077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CODA Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 N. St. Paul Street, Suite 1300
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Mollica	212-658-1106	jmollica@apexfintechsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Mollica, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CODA Markets, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDI ANN HALL
Notary ID #12306640
My Commission Expires
June 15, 2027

Heidi Ann Hall
Notary Public

Signature: John Mollica

Title: CEO CODA Markets

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



Report of Independent Registered Public Accounting Firm

Board of Directors
CODA Markets, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

Chicago, Illinois
March 29, 2024

CODA MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2023
Assets	
Cash	$ 2,919,885
Receivables, net	
Brokers, dealers, correspondents and clearing organizations	1,700,402
Total receivables, net	1,700,402
Property and equipment, net	418,007
Intangible assets, net	—
Other assets	686,097
Total assets	$ **5,724,391**
Liabilities and stockholder's equity	
Payables to brokers, dealers, correspondents and clearing organizations	22,933
Payables to Affiliates	183,551
Accrued expenses and other liabilities	868,670
Total liabilities	**1,075,154**
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value	10
20,000 shares authorized; 1,000 issued and outstanding	
Additional paid-in capital	18,068,670
Accumulated deficit	(13,419,443)
Total stockholder's equity	**4,649,237**
Total liabilities and stockholder's equity	$ **5,724,391**

See accompanying notes to the statement of financial condition.

CODA MARKETS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

CODA Markets, Inc. (the "Company") was incorporated in the state of Connecticut on October 22, 1993. The Company is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech"). Apex Fintech is majority owned by PEAK6 APX Holdings LLC ("PEAK6 Holdings").

The Company operates as a broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is providing an alternative trading system to its customers that includes execution and routing services.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the Statement of Financial Condition at the date of the Statement of Financial Condition. On an ongoing basis, management evaluates its significant estimates, including, but not limited to, the useful lives of property and equipment, the estimate of credit losses and provision for income taxes. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing these financial statements are reasonable.

Cash

The Company has cash on deposit at two financial institutions and at times during the year, cash balances may exceed insured limits.

Revenue Recognition

The Company recognized revenue under the guidance of ASC 606, *Revenue from Contracts with Customers*, which requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company records revenue when, or as, performance obligations are satisfied by transferring control of a promised good or service to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the products and services we transfer to the customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service.

Transaction-Based Revenue

Commissions and payment for order flow revenue

The Company earns commissions that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Payment for order flow revenue is generated from execution partners who accept trades for securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis.

Reimbursable Fees

The Company records the revenue when the transactions occur. The Company charges certain regulatory fees to every subscriber's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC, rounding this fee up to the nearest penny. The Company pays its clearing firm for regulatory fees incurred on these transactions. If the fees charged by the clearing firm are less than the fees charged to subscribers, the Company may recognize income.

Interest Income

Interest income includes interest on corporate cash.

Other Revenue

Other revenue consist of rent received from a related party and other miscellaneous revenue.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables from and Payables to Brokers, Dealers, Correspondents and Clearing Organizations

Receivables include amounts due from clearing organizations relating to open transactions, non-customer receivables, unsettled securities activities, deposits with clearing organizations and Omnibus related deposits and related balances due from other broker dealers. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities.

The Company conducts business with other brokers and various clearing organizations. Receivables from brokers refers to brokers' proprietary and omnibus activity along with correspondent brokers' clients' activity.

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. The Company recorded a $22,000 allowance for credit losses as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer equipment and, furniture and fixtures. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Property and equipment are reviewed annually for impairment, with no such impairment loss recorded in the current year.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their useful lives. These assets are reviewed for impairment annually and whenever events or circumstances indicate that the carrying amount of such assets may not be

recoverable. Indefinite-lived assets are tested for impairment annually or whenever indicators of impairment exist. The Company has concluded that no impairment or impairment events have occurred during the year ended December 31, 2023.

Intangible assets are comprised of a patent called "*Procedural Order Processing*" and filed with the patent office in 2008, having an estimated useful life of 15 years.

Lease Accounting

The Company determines if an arrangement is a lease for accounting purposes at the inception of the agreement and accounts for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. The Company has elected to apply the practical expedient which allows the Company to account for lease and non-lease components of a contract as a single leasing arrangement. The Company records right-of-use ("ROU") assets and lease obligations for its operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease.
A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate ("IBR") based on information available at lease commencement date in determining the present value of lease payments. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency in which the arrangement is denominated.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company does not separate lease components from non-lease components across all lease categories. Variable lease payments are expensed as incurred and are not included in measurement of ROU assets and lease liabilities. Rent expense for operating leases is recognized using the straight-line method over the term of the agreement beginning on the lease commencement date. Operating lease ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company does not have obligations as a lessee with initial non-cancelable terms of 12 months or less as of December 31, 2023.

As of December 31, 2023, the Company had no finance leases.

Share-Based Compensation

The Company's employees participate in Apex Fintech's stock-based compensation plan. The Company accounts for share-based compensation with persons classified as employees for accounting purposes under ASC 718, *Compensation-Stock Compensation*, which recognizes awards at fair value on the date of grant and the recognition of compensation expenses over the period during which an employee is required to provide services in exchange for the awards, known as the requisite service period (usually, the vesting period). The grant date fair value is utilized for restricted stock unit awards ("RSUs") and stock options. Time-based and graded vesting service awards are recognized on a straight-line basis over the employees' requisite service period. Forfeitures are accounted for as they occur. To date, Apex Fintech has issued share-based awards with only service-based vesting conditions. All share-based awards are classified as equity, as they may only be settled in shares of the Apex Fintech's common stock. Apex Fintech allocates share-based compensation expense to the Company for those receiving the equity awards that are considered employees of the Company.

Subsequent to the vesting period, earned stock-settled restricted stock units (equity classified) are paid to the holder in shares of Apex Fintech common stock, provided the holder is still employed with the Company as of the vesting date.

Income Tax

The Company files a consolidated U.S. income tax return with Apex Fintech on a calendar year basis and combined or separate returns for state tax purposes where required. Current and deferred tax expense is allocated to the Company based on a modified "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund

from Apex Fintech. The Company follows a "benefits-for-loss" approach to assess deferred tax realizability. Under this approach, deferred tax assets are characterized as realizable by the Company when those assets are realized by the consolidated group, even if the Company would not otherwise have realized them on a stand-alone basis. Pursuant to a tax sharing agreement with Apex Fintech, any utilization by Apex Fintech of the Company's tax losses, including any carryovers thereof, will either reduce the current tax liability or be remitted to the Company.

Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Recently Accounting Pronouncements – Issued but not yet Adopted

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of the Statement of Financial Condition and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position.

3.   **RECEIVABLES FROM BROKERS, DEALERS, CORRESPONDENTS AND CLEARING ORGANIZATIONS**

Receivables from brokers, dealers, correspondents and clearing organizations consist of the following:

	As of December 31, 2023
Receivables from customers, net of allowance of $22,000	$ 643,767
Other fees and commissions receivable	415,240
Deposits with clearing organizations	641,395
Total	**$ 1,700,402**

The Company has an agreement with a broker/dealer ("Clearing Broker/Dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/Dealer on behalf of the Company. The Company is required to maintain a minimum of $500,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms, the Company will have to pay a termination penalty of $25,000.

Receivable from brokers, dealers, correspondents and clearing organizations are considered past due when payments are not received on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off. The Company's estimate of the allowance for credit losses is based on historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any.

The following presents the activity in the Company's allowance for credit losses for receivables from brokers, dealers, correspondents and clearing organizations:

	As of December 31, 2023
Allowance at beginning of period	$ 24,200
Plus: credit loss expense for the current period	8,611
Less: write-offs charged against the allowances	(10,811)
Allowance at end of period	**$ 22,000**

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2023
Computer hardware	$ 919,944
Furniture and fixtures	202,396
Website development	1,049
Total property and equipment	**1,123,389**
Less: Accumulated depreciation and amortization	(705,382)
Property and equipment, net	**$ 418,007**

5. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2023
Intangible assets with finite lives:	
Patent	$ 110,309
Less: Accumulated amortization	(110,309)
Total intangible assets, net	**$ —**

6. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2023.

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown, but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

7. SHARE CAPITAL

The Company's share capital consists of common stock. Authorized common stock includes 20,000 shares with a par value $0.01 per share. There are currently 1,000 shares outstanding.

8.   SHARE-BASED COMPENSATION

On February 28, 2022 the Board of Directors of Apex Fintech adopted the Apex Fintech Solutions, Inc. Equity Incentive Plan ("AFS Equity Plan") which authorized the granting of up to 47,000,000 shares of Apex Fintech's common stock as share-based compensation to eligible participants, as options to purchase shares of common stock in the form of incentive stock options or nonqualified stock options; stock appreciation rights ("SARs") in the form of tandem SARs or free-standing SARs; stock awards in the form of restricted stock awards ("RS Awards"), restricted stock unit awards ("RSUs") or other stock awards; and performance awards. Shares granted under the AFS Equity Plan will be issued from authorized but unissued shares.

The AFS Equity Plan is administered by the Compensation Committee of Apex Fintech's Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the AFS Equity Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements.

Restricted Stock Unit Awards

The following table summarizes the activity for RSUs awarded to the Company's employees for the year ended December 31, 2023:

	Number of RSUs		Weighted- average grant date fair value
Unvested at December 31, 2022	$	748,953	$	8.79
Granted		0	$	0.00
Vested		(275,712)	$	8.79
Forfeited		(3,333)	$	8.79
Unvested at December 31, 2023		469,908	$	8.79

RSUs represent the right to receive one share of the Apex Fintech's common stock upon vesting. RSUs granted to the Company's employees under the AFS Equity Plan for the year ended December 31, 2023 were 0, of which 498,667 RSUs cliff-vest on December 31, 2023, 552,333 RSUs have a have a time-based graded-vesting term of three years with 33.3% vesting on December 31, 2023, RSUs cliff-vest on December 31, 2023, and 400,000 RSUs have a have a time-based graded-vesting term of four years with 25% vesting on April 1, 2023. During the year ended December 31, 2023, the vesting date of 59,000 RSU's were accelerated based on terms and conditions of the the grant agreements.

Stock Options

On July 1, 2022, the Apex Fintech granted 5,000 stock options to certain of the Company's employees that vest over a 4-year period. Options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant. These options are subject to graded vesting, beginning on the first anniversary of the grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years. The fair value of the stock options granted during the year ended December 31, 2023 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2023
Risk-free interest rate	4.21 %
Dividend yield	0.0 %
Expected stock price volatility	30.0 %
Expected life of stock options (in years)	6.25
Fair value of stock options granted (per share)	$ 2.09

The expected life of options represents the weighted average period of time that the equity awards are expected to be outstanding. The risk-free interest rate assumptions were based on pricing and yields on United States Treasuries with a

maturity equal to the expected life of the stock options, and if unavailable, the rate was interpolated using the nearest two known time period. The expected stock price volatility assumption was based on an analysis of the observed implied volatility of a set of guideline companies.

The following table provides a summary of the activity for stock options awarded to the Company's employees for the year ended December 31, 2023:

	Number of options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2022	346,200	$ 6.21		$ 2.21
Granted	5,000	$ 5.39		$ 2.21
Vested	(86,550)	$ 6.21		$ —
Forfeited	(6,450)	$ 6.21		$ 2.21
Outstanding as of December 31, 2023	258,200	$ 6.19	8.51	$ 2.21

9. INCOME TAXES

As of December 31, 2023, the Company had a federal income tax receivable of $164,796 and a state income tax receivable $19,511 which are included in Other assets and other liabilities in the Statement of Financial Condition. The net deferred tax assets of $370,450 are included in Other assets in the Statement of Financial Condition.

The components of deferred tax assets are as follows:

	December 31, 2023
Deferred income tax assets:	
Stock based compensation	$ 192,643
Net operating losses	120,975
Software development costs	52,025
Accrued expenses	7,044
Allowance for bad debts	5,529
Other	6,063
Deferred tax assets	**384,279**
Deferred income tax liabilities:	
Property & equipment	13,829
Total deferred tax liabilities	**13,829**
Net deferred tax assets	**$ 370,450**

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. In 2023, the Company decreased the balance of the unrecognized tax benefits related to certain positions on the Company's state tax returns.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2023
Balance at beginning of year	$ —
Gross increases	
Tax positions in current year	(82,383)
Tax positions in prior year	(82,245)
Balance at end of year	$ (164,628)

Included in the balance of unrecognized tax benefits as of December 31, 2023 are $130,057 of tax benefits that, if recognized, would affect the effective tax rate. We recognize interest and penalties accrued related to the unrecognized tax benefits as income tax expense.

As of December 31, 2023 the Company has approximately $469,409 of Federal net operating loss carryforwards that can be carried forward indefinitely and approximately $370,577 of State net operating loss carryforwards which expire after 2041. The net operating loss carryforwards gave rise to a deferred tax asset of $120,975. No valuation allowance was recorded as of December 31, 2023, as the temporary differences disclosed above relate to deferred income tax assets that are more likely than not to be realized in future years.

Sections 382 and 383 of the Code limit the Company's net operating loss carryforwards that can be used on an annual basis. It has been determined that a change in ownership of more than 50% of the value of the Company's capital stock has occurred due to the transaction with Apex Fintech Solutions. As a result, an annual limitation of $92,220 will be applied to the utilization of the net operating loss carryforwards.

As of December 31, 2023, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2023.

10. EMPLOYEE BENEFIT PLAN

Apex Fintech Service LLC, a wholly-owned subsidiary of Apex Fintech, provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all the Company's employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

11. RELATED PARTIES TRANSACTIONS

Apex Fintech Solutions Inc.

As of December 31, 2023, the Company had a payable of $53,819 due to Apex Fintech included in Payable to affiliates in the Statement of Financial Condition.

Apex Clearing Corporation

In the ordinary course of business, Apex Clearing Corporation ("ACC"), a wholly-owned subsidiary of Apex Fintech, is a subscriber to the Company's alternative trading system. As of December 31, 2023, the Company had a payable of $115,590 due to ACC included in Payables to affiliates in the Statement of Financial Condition.

PEAK6 Group LLC

PEAK6 Group LLC ("PEAK6 Group") provides various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Support Services Agreement between the Company and PEAK6 Group, as amended (the "SSA"). PEAK6 Group is a minority shareholder of Apex Fintech and shares common owners with PEAK6 Holdings. As

of December 31, 2023 the Company had a payable to PEAK6 Group of $14,142, included in Payables to affiliates in the Statement of Financial Condition.

PEAK6 Capital Management LLC

PEAK6 Capital Management LLC ("CapMan") is a securities broker-dealer registered with the SEC and is a Member of FINRA. CapMan shares common owners with PEAK6 Holdings. In the ordinary course of business, CapMan is a subscriber to the Company's alternative trading system. As of December 31, 2023, the Company had a receivable of $75,454 due from CapMan that is recorded in Receivables from brokers dealers, correspondents and clearing organizations in the Statement of Financial Condition.

12.   REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as these terms are defined. Rule 15c3-l also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The table below summarizes net capital, minimum net capital, and excess net capital:

	December 31, 2023
Net Capital	$ 2,923,915
Minimum Net Capital	71,677
Excess Net Capital	2,852,238

13.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date on which the financial statements were issued. There have been no material subsequent events that occurred during this period that could require an adjustment to these financial statements.

On January 16, 2024, Apex Fintech entered in a Stock Purchase Agreement to sell all the issued and outstanding shares of the Company. The closing is subject to regulatory approval.